UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

GSI Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33387	770398779
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

1213 Elko Drive

Sunnyvale, California 94089

(Address of principal executive offices)

Douglas Schirle
Chief Financial Officer

(408) 331-9802

(Name and telephone number, including area code, of

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this report applies:

☒                Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016.

Section 1. Conflict Minerals Disclosure.

Item 1.01. Conflict Minerals Disclosure and Report.

Introduction

This Form SD of GSI Technology, Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934 (together with the instructions to Form SD, the “Rule”) for the reporting period January 1, 2016 to December 31, 2016.

The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this report as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this report are the Democratic Republic of the Congo (the “DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company and Its Products

The Company develops and markets high performance semiconductor memory products, including “Very Fast” static random access memory, or SRAM, and low latency dynamic access memory, or LLDRAM, that are incorporated primarily in high-performance networking and telecommunications equipment, such as routers, switches, wide area network infrastructure equipment, wireless base stations and network access equipment.

The Company employs a “fabless” model for the manufacture, assembly and testing of our integrated circuits. It does not own or operate its own foundries or manufacturing facilities. The Company currently outsources all of its integrated circuit manufacturing to two independent foundries, Taiwan Semiconductor Manufacturing Company and Powerchip Technology Corporation, both located in Taiwan. It also outsources most of the assembly and packaging of its products to subcontractors in Asia.

All of the products contracted by the Company to be manufactured, and for which the manufacture was completed during calendar 2016, consisted of integrated circuits. The Company’s integrated circuit products all contain small amounts of tin, tungsten, tantalum and gold which constitute Conflict Minerals. The Company has determined that these Conflict Minerals are necessary to the functionality or production of each of our integrated circuit products and that we are therefore subject to the reporting requirements of the Rule.

Conflict Minerals Disclosure

Throughout calendar 2016, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals used in, or in connection with the production of, the integrated circuits comprising the Company’s products. The RCOI was reasonably designed to determine whether any of such Conflict Minerals may have originated in the Covered Countries or may have come from recycled or scrap sources. In the RCOI, the Company requested its direct suppliers to provide supply chain information, based on the Electronics Industry Citizenship Coalition (“EICC”) — Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (the “CMRT”).

The Company furnished the CMRT to a total of four direct suppliers, consisting of two foundries and two assembly houses, which it determined accounted for substantially all of its manufacturing materials purchases during calendar 2016. The Company received responses from all of these direct suppliers. Based on the Company’s knowledge of the industry and its supply chain, the Company believes that the responses received from its direct suppliers were accurate and that the Company was justified in relying upon them.

The Company is a member of the Conflict-Free Sourcing Initiative (“CFSI”). The CFSI provides to its members a list that includes the names, locations and conflict minerals policies of all smelters or refiners that have been found to be compliant with the Conflict-Free Smelter Program assessment protocols. All of the smelters used by the Company’s foundries and assembly houses are included in the list of compliant smelters.

Based on the results of the RCOI, including the data provided by CFSI, the Company has no reason to believe that any of the necessary Conflict Minerals used in, or in connection with the production of, any of its products originated in any of the Covered Countries. Therefore, in accordance with the Rule, the Company is not required to conduct a due diligence process or file a Conflict Minerals Report as an exhibit to this report.

The foregoing information is also disclosed in the Investor Relations section of the Company’s website at www.gsitechnology.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 25, 2017

GSI Technology, Inc.

By:	/s/ DOUGLAS SCHIRLE
Douglas Schirle
Chief Financial Officer